Exhibit 99.1

NEWS RELEASE

Endeavour Silver 2008 Year End and Fourth Quarter Financial Results To Be
Released April 1, Conference Call Scheduled for April 2, 2009

March 24, 2009 - Vancouver, Canada- Endeavour Silver Corp. (EXK: NYSE-Amex, EJD: DBFrankfurt, EDR: TSX) plans to release its fourth quarter financial results on Wednesday, April 1, 2009, during market hours. A conference call to discuss the results will be held at 11:00 AM Pacific Time (2:00 PM Eastern Time) the following business day, Thursday, April 2, 2009. To participate in the conference call, please dial the following:

• 800-396-7098  Canada and USA (Toll-free)
• 416-620-3447  Toronto area callers
• No passcode is necessary

A replay of the conference call will be available by dialing 1-800-408-3053 in Canada & USA (Toll-free) or 416-695-5800  in the Toronto area. The required pass code is 8612336.

A podcast and a simultaneous webcast of the conference call will be posted on the home page of the company's website, www.edrsilver.com.

Endeavour Silver Corp. (EXK: NYSE-Amex, EJD: DBFrankfurt, EDR: TSX) is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted four consecutive years of aggressive silver production and resource growth.  The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition program should help Endeavour achieve its goal to become the next premier mid-tier primary silver producer.

On Behalf of the Board of Directors,

ENDEAVOUR SILVER CORP.

/s/ "Bradford J. Cooke"

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll Free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Suite #301 – 700 West Pender Street, Vancouver, BC, Canada, V6C 1E1
Toll free:  877-685-9775  (Canada & U.S.)          Phone:  (604) 685-9775          Fax:  (604) 685-9744
Website:   www.edrsilver.com       E-mail:  hugh@edrsilver.com   Trading Symbols:  TSX: ED R;  FSE: EJD  AMEX: EXK

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of  appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.

Suite #301 – 700 West Pender Street, Vancouver, BC, Canada, V6C 1E1
Toll free:  877-685-9775  (Canada & U.S.)          Phone:  (604) 685-9775          Fax:  (604) 685-9744
Website:   www.edrsilver.com       E-mail:  hugh@edrsilver.com   Trading Symbols:  TSX: ED R;  FSE: EJD  AMEX: EXK